

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

<u>Via E-Mail</u>
Jen-Hsun Huang
Chief Executive Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

    Re: NVIDIA Corporation
           Form 10-K for the Fiscal Year Ended January 25, 2015
           Filed March 12, 2015
           File No. 000-23985

Dear Mr. Huang:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Russell Mancuso

                Russell Mancuso
                Branch Chief

cc (via e-mail): Eric C. Jensen, Esq.